

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Michael Bond
Chief Financial Officer
Vislink Technologies, Inc.
350 Clark Drive , Suite 125
Mt. Olive , NJ 07828

Re: Vislink Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
File No. 001-35988

Dear Mr. Bond:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing